SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE MONTH OF MARCH 2004

Commission File No. 333-8880

SATELITES MEXICANOS, S.A. de C.V.

Blvd. M. Avila Camacho No. 40 Col. Lomas de Chapultepec 11000 Mexico, D.F. Mexico (52) 55-5201-0800

The registrant files annual reports under cover of Form 20-F.

The registrant is not furnishing the information contained in this form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Satélites Mexicanos, S.A. de C.V. (“Satmex”) has previously reported certain anomalies with the electrical XIPS (xenon ion propulsion system) on its Satmex 5 satellite. Satmex 5's primary XIPS, which had briefly failed to function satisfactorily on December 1, 2003, has continued to function satisfactorily. The secondary system, which exhibited anomalous behavior in November 2003, has undergone testing and Satmex is awaiting a diagnostic response from the manufacturer, Boeing Satellite Systems. There has been no interruption in customer service. Should both the primary and secondary XIPS fail, Satmex currently estimates that the back-up chemical propulsion system of Satmex 5 would provide up to four years of station-keeping capability.

In connection with the events surrounding Satmex 5's XIPS, Satmex sent its insurers notices of occurrence on November 24, 2003, December 3, 2003 and December 10, 2003. These notices are conditions to the filing of any formal proof of loss under the terms of the expired Satmex 5 insurance policy.

The original insurance policy covering Satmex 5 expired on December 5, 2003. Satmex renewed its in-orbit insurance for the Satmex 5 satellite and such insurance was bound initially for $80 million in coverage for a one-year term. Satmex has since increased the total insurance coverage for Satmex 5 to $100 million. It is a condition of the insurance that during the first quarter Satmex provide insurers with satisfactory responses to technical questions regarding the operational condition of Satmex 5. The insurers then have a right to review the terms and conditions of the policy including the right to terminate the insurance. They have the same right in the event Satmex files a proof of loss under the expired Satmex 5 insurance policy. The new policy excludes coverage for the XIPS and any related systems. Because XIPS on other satellites have also experienced anomalies, this exclusion has become a typical feature in insurance policies for satellites with this same propulsion system. Except as otherwise provided above, the new policy is effective as of December 5, 2003 for a one-year period and is based on prevailing market terms and conditions.

An uninsured loss of Satmex 5 would have a material adverse effect on Satmex’s financial condition and results of operations.

In October 2003, the Satmex 6 satellite was completed and delivered to its launch site in Kourou, French Guiana. It is currently being maintained in protective storage at the launch site. In order to launch the Satmex 6 satellite, Satmex must complete payment of the launch insurance premium and other launch related payments.

The Export-Import Bank of the United States (“Ex-Im Bank”) has advised Satmex that it will not extend the commitment for the Ex-Im Bank loan guarantee for which Satmex had previously received approval for the financing of certain costs related to the Satmex 6 satellite project. Satmex has not received any similar notification from the French export credit agency, Compagnie Francaise d’Assurance pour le Commerce Exterieur, known as Coface.

The Ex-Im Bank financing was an important element in a financial restructuring of Satmex, which included an exchange offer for its high yield bonds, a prepayment of its secured floating rate notes and a funding for the payments remaining for the launch of Satmex 6. Given the recent developments, Satmex is actively exploring with its financial advisors alternative means of restructuring its debt obligations and financing the remaining amount for Satmex 6.

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EXHIBITS

Exhibit No.

99.1	Expired Launch and In-orbit Insurance Policy for Satmex 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. de C.V.

By: /s/ Cynthia Pelini
Cynthia Pelini Chief Financial Officer Date: March 8, 2004

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